EXHIBIT 99.02

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2001, 2000 and 1999
(in thousands)

	Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Other		Write-offs Net of Recoveries	Balance at End of Year
Allowance for Doubtful Accounts
2001	$4,477	$29,990	$3,913	(2)	$14,155	$24,225
2000	1,627	3,035	789	(2)	974	4,477
1999	—	1,121	1,103	(1)	597	1,627
Valuation Allowance for Deferred Tax Assets
2001	$74,611	$294,944	$(45,936	)(2)(3)	—	$323,619
2000	16,570	42,261	15,780	(2)(3)	—	74,611
1999	929	1,756	13,885	(1)	—	16,570

(1)	Balances acquired from the NSI Reorganization and acquisitions.

(2)	Balances acquired from acquisitions.

(3)	Balances will be credited to equity upon reduction of valuation allowances.